

April 24, 2024

Gerbrand van Heerden
Chief Financial Officer
Bunker Hill Mining Corp.
82 Richmond Street East
Toronto, Ontario
Canada M5C 1P1

> **Re: Bunker Hill Mining Corp.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2024**
> **File No. 333-278701**

Dear Gerbrand van Heerden:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joseph P. Galda